Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
Including Interest on Deposits

	Nine Months Ended June 30,		Fiscal Year Ended September 30
	2008	2007	2007	2006	2005	2004	2003

Income before income taxes	26,900	31,052	40,447	42,850	40,825	38,338	42,409
Income tax expense	10,571	11,171	15,375	15,221	14,600	13,784	15,198
Net income	16,329	19,881	25,072	27,629	26,225	24,554	27,211
Fixed charges:
Interest expense on deposits	39,533	41,298	55,993	42,408	26,439	22,259	27,852
Interest expense on Federal Home Loan Bank advances and other borrowings	24,659	21,677	29,221	29,207	27,879	27,732	28,069
Total fixed charges	64,192	62,975	85,214	71,615	54,318	49,991	55,921
Earnings (for ratio calculation)	91,092	94,027	125,661	114,465	95,143	88,329	98,330
Ratio of earnings to fixed charges	1.42	1.49	1.47	1.60	1.75	1.77	1.76